SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Neutral Tandem, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64128B108
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 16 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128B108	13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,035,883 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,035,883 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,035,883 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64128B108	13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 267,450 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 267,450 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 267,450 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64128B108	13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,836 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,836 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 305,836 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64128B108	13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Retail Opportunity Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,488 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,488 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 109,488 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64128B108	13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,718,657 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,718,657 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,718,657 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 64128B108	13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,718,657 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,718,657 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,718,657 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 64128B108	13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Richard Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 64128B108	13D/A	Page 9 of 16 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 31, 2013 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Neutral Tandem, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a) - (c) and (f) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is filed by: (i) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (ii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"); (iii) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (iv) Clinton Retail Opportunity Partnership, L.P., a Delaware limited partnership ("CROP"); (v) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT, CMAG, CREL and CROP (“CGI”); (vi) George E. Hall, a United States citizen, who serves as President of CGI ("Mr. Hall" and together with SPOT, CMAG, CREL, CROP and CGI, “Clinton”); and (vii) Richard Katz, a United States citizen ("Mr. Katz" and, together with Clinton, the "Reporting Persons").

(b) The principal business address of CGI, CROP and Mr. Hall is 9 West 57th Street, 26th Floor, New York, New York 10019. The principal business address of SPOT, CMAG and CREL is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The principal business address of Mr. Katz is 305 East 86th Street, Apt 9PW, New York, NY 10028.

(c) The principal business of CGI is to provide investment management services to private individuals and institutions. The principal business of SPOT, CMAG, CREL and CROP is to invest in securities. The principal business of Mr. Hall is to serve as President of CGI. The principal business of Mr. Katz is to serve as the Managing Member of Torque Point Advisors, LLC, a consulting firm which provides services to business management and investors.

(f) Mr. Hall and Mr. Katz are citizens of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $5,562,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D. Clinton used a total of approximately $5,550,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by Clinton. Mr. Katz used a total of approximately $12,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by him.

CUSIP No. 64128B108	13D/A	Page 10 of 16 Pages

Funds for the purchase of the Common Stock reported herein as beneficially held by Clinton were derived from (i) available working capital of SPOT, for the shares of Common Stock held directly by it; (ii) available working capital of CMAG, for the shares of Common Stock held directly by it; (iii) available working capital of CREL, for the shares of Common Stock held directly by it; (iv) available working capital of CROP, for the shares of Common Stock held directly by it; and (vi) margin borrowings described in the following sentence, for the shares of Common Stock held directly by SPOT, CMAG, CREL and CROP. Such Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein as beneficially owned by Clinton.

The Common Stock reported herein as beneficially held by Mr. Katz was purchased solely with the personal funds of Mr. Katz and none of the proceeds used to purchase the Common Stock reported herein as beneficially owned by him were provided through borrowings of any nature.

Item 4.

PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 13, 2012, CMAG, in compliance with the bylaws of the Issuer, submitted its formal notice of intent (the "Notice") to nominate directors at the 2013 annual meeting of stockholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof) (the "Annual Meeting"). The Notice stated that, at the Annual Meeting, CMAG intended to nominate for election as directors of the Issuer, (i) Kevin J. Cameron, (ii) Jose A. Cecin, Jr., (iii) Alexander H. Good, (iv) Richard Katz, (v) Alexander Mashinsky, and (vi) John K. Peters (collectively, the "Nominees"). CMAG believes that the Nominees would help create value for stockholders if they were elected to the Board because the Nominees have experience operating and setting strategy for data and local telecom services companies, wireless and satellite carriers, communication exchanges and Ethernet service providers; overseeing the preparation of complex financial statements and design of capital structures; directing and conducting merger and acquisition activity in the telecommunications industry; ensuring best corporate governance practices; developing turnaround plans for data and telecom services companies; and counseling telecommunications companies on the complex laws and regulations that affect the industry. The foregoing summary of the Notice is qualified in its entirety by reference to the full text of the Notice, a copy of which is attached as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons currently intend to conduct a proxy solicitation (the "Proxy Solicitation") to elect the Nominees to the Board of Directors of the Issuer at the Annual Meeting.

CUSIP No. 64128B108	13D/A	Page 11 of 16 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER Paragraphs (a) - (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,720,657 shares of Common Stock, constituting approximately 5.3% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 32,222,896 shares of Common Stock outstanding as of October 31, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2012, filed with the Securities and Exchange Commission on November 9, 2012.

(i)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 1,035,883 shares of Common Stock.
Percentage: Approximately 3.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,035,883 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,035,883 shares of Common Stock

(ii)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 267,450 shares of Common Stock.
Percentage: Approximately 0.8% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 267,450 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 267,450 shares of Common Stock

(iv)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 305,836 shares of Common Stock.
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 305,836 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 305,836 shares of Common Stock

CUSIP No. 64128B108	13D/A	Page 12 of 16 Pages

(v)	CROP
	(a)	As of the date hereof, CROP may be deemed the beneficial owner of 109,488 shares of Common Stock.
Percentage: Approximately 0.3% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 109,488 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 109,488 shares of Common Stock

(v)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 1,718,657 shares of Common Stock.
Percentage: Approximately 5.3% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,718,657 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,718,657 shares of Common Stock

(vi)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 1,718,657 shares of Common Stock.
Percentage: Approximately 5.3% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,718,657 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,718,657 shares of Common Stock

(vii)	Mr. Katz:
	(a)	As of the date hereof, Mr. Katz may be deemed the beneficial owner of 2,000 shares of Common Stock.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 2,000 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,000 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

By virtue of the Proxy Solicitation, Clinton and the Nominees may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 1,720,657 shares of Common Stock, constituting approximately 5.3% of the shares of Common Stock outstanding. None of the Nominees, other than Mr. Katz, beneficially owns any Common Stock or other securities of the Issuer. Each Nominee, other than Mr. Katz, expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons. Mr. Katz expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Clinton and Clinton expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. Katz.

CUSIP No. 64128B108	13D/A	Page 13 of 16 Pages

(b) By virtue of investment management agreements with SPOT, CMAG, CREL and CROP, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,718,657 shares of Common Stock beneficially owned by SPOT, CMAG, CREL and CROP. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power. Mr. Katz has sole voting and dispositive power over the 2,000 shares of Common Stock beneficially owned by him.

(c) Information concerning transactions in the Common Stock effected by the Clinton since the filing of the Original Schedule 13D is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

Clinton has sold options on 56,500 shares of Common Stock with an exercise date of March 16, 2013 and a strike price of $2.50.

Each of the Nominees has entered into a nominee agreement with CGI (each, a “Nominee Agreement” and collectively, the "Nominee Agreements"), pursuant to which each has agreed to stand for election to the Board and to serve as a director if elected. Pursuant to the Nominee Agreements, CGI and its affiliates have agreed to pay the costs of soliciting proxies in support of the election of the Nominees to the Board, and indemnify such Nominees for claims arising from their role as a nominee for director. This summary of the Nominee Agreements is qualified in its entirety by reference to the full text of the Form of Nominee Agreement, a copy of which is attached as Annex G to the Notice (which is attached as Exhibit 3 to this Schedule 13D) and is incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

Other than the options, joint filing agreement and the Nominee Agreements, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
3	Stockholder Notice of Intent to Nominate Persons for Election as Directors at the Annual Meeting, dated February 13, 2013.
4	Joint Filing Agreement, dated February 13, 2013.

CUSIP No. 64128B108	13D/A	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Group, Inc., its investment manager
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P.

By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CUSIP No. 64128B108	13D/A	Page 15 of 16 Pages

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall
/s/ Richard Katz
Richard Katz

CUSIP No. 64128B108	13D/A	Page 16 of 16 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS

This Appendix sets forth information with respect to each purchase and sale of Common Stock that was effectuated by Clinton since the filing of the Original Schedule 13D. Mr. Katz has not effected any transactions in the last sixty days. As of the date of this Schedule 13D, SPOT, CMAG, CREL CROP and Mr. Katz are the only Reporting Persons that directly own Common Stock. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

SPOT

Common Stock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/6/2013	200,000	3.04
2/11/2013	(30,000)	3.2153

CMAG

Common Stock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/6/2013	100,000	3.08
2/7/2013	50,000	3.1
2/11/2013	(6,500)	3.2153

CREL

Common Stock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/31/2013	21,900	2.7585
1/31/2013	81,436	2.7679
1/31/2013	5,100	2.7258
2/1/2013	15,000	2.8601
2/1/2013	15,000	2.8406
2/11/2013	(8,500)	3.2153

CROP

Common Stock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/6/2013	(200,000)	3.04
2/6/2013	(100,000)	3.08
2/7/2013	(50,000)	3.1
2/11/2013	(5,000)	3.2153
2/12/2013	(39,750)	3.3485
2/12/2013	10,000	3.4521